Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

($000s)

	26 Weeks Ended July 30, 2011	Fiscal Year (1)
		January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007
Earnings
Income before income taxes	$790	$1,788	$1,558	$1,379	$1,703	$1,744
Fixed charges	236	489	479	446	387	317
Less interest capitalized during period	(3)	(6)	(5)	(8)	(16)	(8)

	$1,023	$2,271	$2,032	$1,817	$2,074	$2,053

Fixed Charges
Interest (expensed or capitalized)	$154	$319	$316	$304	$264	$222
Portion of rent expense representative of interest	82	170	163	142	123	95

	$236	$489	$479	$446	$387	$317

Ratio of earnings to fixed charges	4.3	4.6	4.2	4.1	5.4	6.5

(1)	All years presented were 52-week years except for the year ended February 3, 2007, which was a 53-week year.